January 8, 2025

John A. Carroll
Chief Executive Officer
Winchester Bancorp, Inc.
661 Main Street
Winchester, MA 01890

       Re: Winchester Bancorp, Inc.
           Registration Statement on Form S-1
           Filed December 12, 2024
           File No. 333-283752
Dear John A. Carroll:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed December 12, 2024
Summary, page 1

1. We note that your risk factors exceed 15 pages. In the forepart of the prospectus, please include a series of concise, bulleted or numbered statements, that is no more than two pages, summarizing the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.
Our Officers, Directors and Employees Will Receive Additional Benefits and Compensation
After the Offering
Employee Stock Ownership Plan, page 14

2. We note your disclosure that you anticipate your employee stock ownership plan will purchase 8.0% of the aggregate of the number of shares sold in the offering and contributed to the charitable foundation with the proceeds of a loan to be made by
       Winchester Bancorp, Inc. to the plan. Please file the plan as an exhibit to this
 January 8, 2025
Page 2

       registration statement or advise.
Risk Factors
The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area, page 19

3. Revise this risk factor to discuss, as appropriate, the factors that impact your market area. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Further, discuss the extent to which the ability to compete in this area is dependent on existing relationships, or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 69

4. We note that you monitor your liquidity position on a daily basis. Please revise to discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds as applicable and whether you complied with your internal guidelines with respect to these metrics , for the periods presented in your financial statements.
Business of Winchester Savings Bank
Loan Underwriting Risks
Commercial Real Estate Loans and Multi-Family Real Estate Loans, page 76

5. We note that you intend to expand your lending activities to make more multi-family loans. Please tell us, with a view towards enhanced disclosure, whether the properties that provide collateral for of your current multi-family loans are subject to rent control regulation. Similarly, if management expects to expand lending into areas where rent control regulation might impact the ability of borrowers to maintain rents in line with the current market, please clarify.
Loan Approval Procedures and Authority, page 77

6. We note your disclosure, both on this page and in the risk factor on page 18, that your loan to one borrower limit will increase as a result of this offering. Revise your disclosure, in an appropriate portion, to discuss the amount that this limit might increase at the minimum, mid-point or maximum offering amount.
Sources of Funds
Deposits, page 85

7. We note your disclosure on page 86 that all of your deposits are fully insured due to the additional insurance provided to a Massachusetts savings bank and you expect that coverage under the DIF will continue after consummation of the reorganization and offering. Please address the following items:
           revise your disclosure on page 32, or where most appropriate to discuss and identify the thresholds used to determine when a Massachusetts savings bank becomes too large to qualify (or other possible reasons for disqualification) for participation in the Depositors Insurance Fund;
           revise here, or where most appropriate, to discuss other scenarios and related risks
 January 8, 2025
Page 3

           in which a Massachusetts savings bank may no longer be qualified to participate in the Depositors Insurance Fund; and
             clarify whether the Depositors Insurance Fund insures deposits from out of state depositors, including brokered deposits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Ned Quint, Esq.